Sainsbury's

RECEIVED

2008 NOV 17 A 8:46

OFFICE OF INTERNATIONAL CORPORATE F...

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549 [redacted]
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 03 November 2008

08005863

SUPPL

Dear Sir

J Sainsbury Announces: Voting rights and capital.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 3rd November 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
NOV 19 2008
THOMSON REUTERS

Dlw 11/17

Justina.marfo

J Sainsbury plc
03 November 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 October 2008 consists of 1,748,576,357 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,748,576,357.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 5493
END

J Sainsbury plc
03 November 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 October 2008 consists of 1,748,576,357 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,748,576,357.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 5493
END

J Sainsbury plc
03 November 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 October 2008 consists of 1,748,576,357 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,748,576,357.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 5493
END

J Sainsbury plc
03 November 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 October 2008 consists of 1,748,576,357 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,748,576,357.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 5493
END

J Sainsbury plc
03 November 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 October 2008 consists of 1,748,576,357 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,748,576,357.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 5493
END

END

Justina.marfo